iPO Q&A with CEO Ben Miller

Monday, August 31, 2020

What has the impact of COVID-19 been on Fundrise, the company, itself?

As reported, we were fortunate that many of the proactive steps we took to position the portfolio more conservatively in preparation for a potential downturn ended up helping to shield our investors from the more volatile swings experienced by much of the market. In addition, from a platform standpoint we were quick to make significant cuts to our spending to ensure that our cash reserves remained healthy.

This of course has had the expected outcome of slowing our overall growth rate. So while we are likely one of a minority of companies that experienced net growth through the last six months, our total annualized growth rate of approximately 35% for the first half of 2020 was below the approximate 100% annual growth rate that we've achieved over the past several years.

On the other hand, and perhaps more importantly in the long-run, we believe that we validated one of the core thesis of our business. Namely, that the individual investor (*e.g.*, our Fundrise investors) can and did react appropriately to a financial shock, defying the expectations of many of our critics at institutional investment firms who over the years have been vocal in their opinion that individuals should not be able to invest in private markets because they would inevitably panic in the face of a sudden downturn and cause forced selling. We've long assumed that withstanding such a financial shock and proving that our fundamental business model was sound would likely be a prerequisite to gaining the necessary broader acceptance from the traditional investment industry to be able to consider a potential future public offering. Over the last few months, the fortitude displayed by our investors has been so inspiring that even we were surprised by the relatively low rate of redemption requests we received (low single digits as percent of our total assets undermanagement) despite the fastest single downturn in modern financial history.

Without question, the pandemic had a chilling effect on investor sentiment and caused a dramatic reduction in our real estate origination in the second quarter of 2020. While we are fortunate that both these key drivers of our business appear to be recovering, it may nevertheless take the remainder of the year or longer to regain the high growth momentum we had in January and February of this year. This loss of momentum is of course a setback, however a silver lining over this time period has been the opportunity to further build out the infrastructure of the business, putting us today in a position for potentially greater and more efficient scale than may have been possible just six months ago.

Why is Fundrise continuing to raise money via the iPO, and what will the funds be used for?

We have long believed that the two most likely avenues through which iPO investors could realize a potential return on their investment would either be taking the company public or selling some (or all) of the company to a large long-term investor/strategic buyer. As a high-growth tech company, there are generally a handful of key metrics that the market — and investment banks as the gatekeepers — tend to focus on when determining if a company is "ready" to go public. Typically, this means reaching (on a forward 12-month basis):

1. Approximately $100 million in annual revenue
2. A strong growth rate that follows the Rule of 40
3. A sustainable profit margin or a clear path to achieve it

Generally, we feel that a company that has demonstrated strong performance across these three key metrics will receive a much better reception from both the public markets or a prospective buyer, translating to better potential returns for shareholders.

As managers, we are then focused on achieving these important key metrics and doing so as efficiently as possible. By raising additional capital through the ongoing iPO offering, we are able to invest in growing our marketing efforts and our human capital (*i.e.*, hiring the best talent); both areas that we feel give us a greater probability of fulfilling these market expectations. Despite the challenges presented by the pandemic, we remain optimistic in the company's prospects to reach these important milestones. Fundrise has an enormous total market opportunity, made up of millions of potential investors and hundreds of billions in private real estate. This ultimately is an important factor in the company's long-term value. Furthermore, over time we benefit from the fact that our operating model should become more efficient as we scale, allowing us to further reduce costs and seek to provide even stronger returns.

What's your view on the broader competitive landscape for Fundrise?

While there are plenty of large, traditional financial services companies who compete generally for dollars from our same investors, we believe that there is no meaningful competitor that operates a business model based on creating a low-cost, technology-driven platform for individuals to invest directly in institutional quality private real estate. And though there have been a number of small companies that at various points attempted to replicate what we do, none (in our opinion) have achieved meaningful scale, with the next largest platforms that we are aware of having 10x fewer investors than our approximately 150,000 Fundrise investors.

In practice, what we tend to hear most frequently from prospective investors is that our actual primary competition for their dollars (in other words the investment alternative they are considering most when deciding whether or not to invest with us) is Vanguard's real estate ETF (NYSE:VNQ) which, as a secondary market transaction in a pool of shares in public REITs, is fundamentally different from Fundrise.

Meanwhile, on the real estate investment side of the business (*i.e.*, who we compete with to acquire assets and buy deals), the groups we run into most often are traditional closed-ended real estate private equity funds. These private equity funds raise their capital primarily from pension funds — which we believe is a long-term problem for them based on the fact that those pension funds rely on the retirement savings of baby boomers, a source of capital that is slowly diminishing. In short, we do not view these groups as offering the same service to the same customer, nor are they first and foremost technology companies, and therefore we do not see them as direct competitors.

How do you think about a potential liquidity event for Fundrise in the future?

Based on the information available to us today, we believe that taking the company public at some point in the future would likely result in shareholders receiving the highest pricing and therefore provide the best return. Knowing this creates a clear set of parameters that we as a company must then achieve in order to increase the probability that we are able to command the type of attractive valuation that other high-tech growth companies are garnering at the moment.


300,000
250,000
200,000
150,000
100,000
50,000
Active investors
Original 2020 plan
Continue to grow by 100% across key performance indicators, as in years past
12 - 18 month delay
Updated plan
Position the company to resume high growth once economic conditions permit
COVID-19 outbreak
Today
Jul 2019
Jan 2020
Jul 2020
Jan 2021
Jul 2021
Jan 2022

Unfortunately, as we mentioned, the COVID-19 pandemic required us to slow growth for several months, which in turn pushes back the point at which we may be able to reach these critical metrics and consequently the timing for any potential exit. That said, we do believe that once the pandemic is behind us (which we hope occurs sometime in 2021), we will hopefully be able to regain a similar momentum from January of this year. Assuming we are able to produce a 100%+ growth rate, as we have in years prior, we would expect it to take approximately three additional years of such growth to reach the milestones necessary to truly begin considering a public offering.

Of course, as with any business plan, there can be unanticipated obstacles that arise -- a fact made clear to all of us by the Covid-19 pandemic. The Company could face unexpected headwinds to growth or margins. Or we may reach all our internal growth metrics and the public markets simply may not be receptive to us at that time. We share our planning not to create a false sense of certainty or confidence but to provide context and transparency for our investors. While we remain optimistic about the company's long-term potential there are simply no guarantees of success in this or any investment, period.